UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES NEW APPOINTMENT

Moscow, Russia – March 2, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of a new Chief
Executive Officer at its Mechel Energo OOO subsidiary.
Mr. Viktor Gvozdev has been appointed to the position of Chief Executive Officer at Mechel Energo OOO. His activities will encompass strategic management of
Mechel OAO’s power assets.
Mr. Arkady Germansky who held this position until now will perform operational management at Mechel Energo OOO as its Chief Operating Officer.
Previously, Mr.Gvozdev held the position of Chief Executive Officer at the
Southern Generating Company TGK-8 OAO, from 2005 to 2007. Prior to that, he served as Chief Executive Officer of Nevinnomysskaya GRES OAO beginning in 2003.
From 1999 through 2003 he held the position of First Deputy Chief Executive
Officer/Chief Engineer of Novocherkasskaya GRES OAO. From 1996 to 1999 he was
Head of Boiler and Repairing Workshop of Novocherkasskaya GRES OAO. His career started in 1985 at Chulmanskaya GRES (incorporated as Yakutskenergo OAO in 1994)
where he occupied several positions until 1996.
Mr. Gvozdev has more than twenty years of experience in managing power generating plants. He graduated from Novocherkassk Polytechnics Institute with a major in electrical engineering and has attended advanced training courses on
European Management and Corporate Development Management at the Academy of
National Economy under the Government of the Russian Federation. He also had advanced training course at the Chicago Business School (U.S.). Additionally, he
holds a Ph.D. in technology. Mr. Gvozdev was awarded with the “For the Merit for
Russian Power Industry” Badge of Honor and holds several other awards and certificates of honor.
 “We are glad that such an experienced and highly professional manager, as Mr.
Viktor Gvozdev, has joined the management of Mechel Energo Company. This tough economic environment requires the decisions we take to be particularly carefully analyzed and studied, so we are doing our best to make the management teams of our facilities and sub-holdings stronger, as well by recruiting new experts. I believe that the joint efforts of the corporate management team will result in stable performance and further development of Mechel OAO’s power division,”
Mechel OAO Senior Vice President Mr. Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: 03/02/2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO